FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 December 2014

HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2014

The Directors of HSBC Holdings plc have declared the third interim dividend for 2014 of US$0.10 per ordinary share. The dividend is payable on 10 December 2014 to holders of record on 24 October 2014 on the Principal Register in the United Kingdom or the Overseas Branch Registers in Hong Kong or Bermuda.

22,338,589 ordinary shares of US$0.50 each have been allotted by HSBC Holdings plc to those shareholders who elected to receive the scrip dividend alternative.

The shares will be issued on 10 December 2014 and will rank pari passu with the existing issued ordinary shares of the Company. Application will be made to the Financial Conduct Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading.

Dealings are expected to commence on 10 December 2014.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                      Date: 03 December 2014